Envoy 2nd quarter report 2003

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion focuses on Envoy’s operating performance for the six months ending March 31, 2003 and March 31, 2002. This analysis reviews the Company’s financial performance and financial condition and should be read in conjunction with the accompanying unaudited financial statements and notes.

OVERVIEW

Envoy’s 2003 second quarter results are significantly improved, reflecting management’s execution of its restructuring plan to more closely align our costs with our projected revenues, to divest of non-core assets, to reduce bank indebtedness and to focus our resources on our consumer and retail branding businesses.

During the 2nd quarter we shut down our New York agency, Hampel Stefanides Inc. (“Hampel”, or “the New York Agency”) after conducting a review of the ongoing viability, future prospects, cash needs and local debt situation of this company. We also successfully terminated the real-estate lease commitments associated with our New York agency. The cost associated with this termination of the real estate has been fully expensed in our financial statements. In our 1st quarter we disposed of our technology operations.

As a result of our restructuring efforts and closure of unprofitable businesses our salaries and benefits and occupancy costs have decreased significantly. Our salaries have decreased to $15.1 million from $24.9 million or 39% from the previous year. Our goal is to improve our labour to net revenue ratio to 62% from 72% for the second half of fiscal 2003. Our occupancy costs have decreased to $1.9 million from $2.5 million or 22% from the previous year. We estimate our occupancy to net revenue ratio to improve to 6.5% from 9% for the second half of fiscal 2003.

In April, we finalized the amendments to our banking arrangements with our bankers, TD Canada Trust and Fleet Financial. The amended banking agreement requires the existing bank loan to be paid down from $6.4 million to $4.4 million. The company issued $2.0 million of convertible debentures to pay down the loan. This new agreement gives our company a demand operating line of credit of $7.0 million dollars. Costs associated with the amended banking agreement have been charged to interest expense.

Management is now focused on our core strength, consumer and retail branding. Watt International, our retail branding company, now represents approximately 72% of our business, and it has won several new significant contracts over the past quarter. These new client wins will result in significant increased revenues in North America and the United Kingdom in quarters ahead. Net revenue for the six months ended March 31, 2003 was $20.9 million, which included net revenue from disposed subsidiaries of $3.4 million. We expect net revenue for the second half of the year to increase approximately 10%.

As a result of the above operational changes management believes the business will continue to show improved results in the coming quarters.

RESULTS OF OPERATIONS

Six months ended March 31, 2003 compared with six months ended March 31, 2002

Net revenue by type of service and by customer location:

	2003	2002

Marketing	$5,459,675	$7,610,699
Consumer and retail branding	15,197,239	17,860,271
Technology	291,854	5,571,513

	20,948,768	31,042,483

	2003	2002

Canada	$3,415,259	$12,348,181
United States	9,352,176	11,605,190
United Kingdom and Continental Europe	8,181,333	7,089,112

	20,948,768	31,042,483

Net revenue for the six months ended March 31, 2003 was $20.9 million compared to $31.0 million for the six months ended March 31, 2002, representing a decrease of $10.1 million or 33%.

Net revenue by type of service:

Approximately $5.3 million of the decrease is related to a decline in revenues from our technology business. In the first quarter of fiscal 2003, the assets of our technology company Devlin Multimedia Inc. (“Devlin”) were sold, and our other technology company, Sage Information Consultants Inc. (“Sage”), was shutdown.

Net revenue from marketing has also decreased by approximately $2.2 million; $2.1 million of this decrease was from our New York agency. After a lengthy review of all options available to us, Envoy closed its New York agency in February 2003. See note 3 to the Financial Statements for a summary of the transaction. The balance of our marketing revenue is made up of our advertising agency and our corporate event companies. Although revenues from our advertising agency have increased from last year, most of this has been offset by decline in our corporate event business, due to a decline in travel as a result of a number of factors including the Iraq war and SARS. Based on our revenue forecasts, we expect this trend in advertising and corporate events revenues to continue for the remainder of fiscal 2003.

Net revenue from consumer and retail branding services decreased approximately $2.7 million from $17.9 million to $15.2 million. Approximately $1.7 million of this decrease relates to the closing of certain unprofitable parts of the design business during fiscal 2002, including our operations in Sweden, Boston and New York. Although, revenues from our consumer and retail branding services are lower than last year for this first half of the year, there have been significant new business wins recently, and a backlog of new orders. We believe that the balance of the decline in revenue is related primarily to the timing of customer branding programs, and we expect a significant improvement in the second half of the year.

Net revenue by customer location:

Net revenue from Canada has decreased approximately $9.0 million. Approximately, $5.3 million is due to the restructuring of business in 2002 , the shutdown of Sage, and the sale of the assets of Devlin in 2003. Net revenue from the US has decreased approximately $2.3 million. Approximately $2.1 is due to the closure of our New York agency and the balance is due to the closure of Boston and New York consumer and retail branding part of the business. Net revenue from Continental Europe has increased approximately $1.1 million. The increase in Continental Europe is in our consumer retail branding business. We expect continued growth and improvement from Continental Europe.

Operating expenses: Operating expenses for the six months ended March 31, 2003 were $19.8 million, compared to $33.8 million for the six months ended March 31, 2002, representing a decrease of $14.0 million or 42%. The decline in operating expenses is the result of the restructuring plan implemented in fiscal 2002, the closure of our New York agency and Sage, the sale of Devlin, and a continued effort by management to reduce costs (collectively, “the disposal of subsidiaries”).

Salaries and benefits expenses for the six months ended March 31, 2003 were $15.1 million, compared to $24.9 million for the six months ended March 31, 2002, representing a decrease of $9.8 million or 39%. This represents an annualized reduction of approximately $20 million resulting from our restructuring and the disposal of various businesses. Salaries and benefits are being closely monitored in order to better match our expected revenues with labour costs.

General and administrative expenses for the six months ended March 31, 2003 were $2.7 million, compared to $6.5 million for the six months ended March 31, 2002, representing a decrease of $3.8 million or 58%. Included in general and administrative expenses is a foreign exchange gain of $654,904. This gain is made of up of an exchange loss from operations of ($186,177) and the recognition of deferred foreign exchange gains of $841,081 from the closure of our New York agency. Excluding the foreign exchange gain relating to the sale of our New York agency, general and administrative expenses declined by 45% as the company has been making significant efforts to reduce expenses prudently and making expenditures that will add revenue and improve efficiencies. In addition to cost cutting reductions in our ongoing business, our general and administrative expenses have decreased as a result of the disposal of subsidiaries.

Occupancy costs for the six months ended March 31, 2003 were $1.9 million compared to $2.5 million for the six months ended March 31, 2002. This decrease is a result of the termination of office space obligations in both New York and Toronto. We will continue to see additional reductions in occupancy costs for the remainder of this year. The annualized savings in occupancy as part of our restructuring initiative in fiscal 2002 are $1.3 million, and as part of the shutdown of our New York agency an additional $840,000. We expect our annual occupancy expense going forward to be approximately $2.8 million, compared to the $4.7 million incurred in fiscal 2002.

Management believes that earnings (loss) before depreciation, amortization, interest, expense, restructuring costs, taxes, gain on disposal of subsidiaries, income taxes and goodwill amortization (“Adjusted EBITDA”) is an important measure of profitability when evaluating a company. Using Adjusted EBITDA eliminates distortions created by goodwill amortization, tax rates, interest charges and other non-recurring charges or gains and makes the operating results more comparable with those of other companies. In computing Adjusted EBITDA we have excluded the direct costs charged for the restructuring and disposal of our businesses. We have excluded these charges because management believes that such costs are non-recurring in nature and were the result of economic circumstances that will not recur in future periods. Adjusted EBITDA is a non-GAAP definition and might vary between different companies.

Adjusted EBITDA: For the six months ended March 31, 2003, we had Adjusted EBITDA of $1.2 million compared to Adjusted EBITDA of ($2.8) million for the six months ended March 31, 2002.

Other items: Depreciation expense for the six months ended March 31, 2003 was $1.2 million compared to $1.5 million for the six months ended March 31, 2002.

Interest charges for the six months ended March 31, 2003 were $1.5 million compared to $340,682 for the six months ended March 31, 2002. As described in Note 2B to the consolidated financial statements, the increase in interest expense is due to a number of factors. The interest rate of our bank facility increased from a blended rate of approximately 3% in fiscal 2002 to 8.5% in the fist two quarters of this year. We issued convertible debentures during the latter half of fiscal 2002 to help fund our restructuring costs. The debentures carry a coupon of 10%. In addition to the cash interest on the debentures there is an imputed, non-cash expense during the six months of $374,728. The requirement for this non-cash interest expense and the basis of calculating the amount of interest is explained in Note 2(d). We also had expenses relating to the amendment of our banking agreement of $381,385 in the six months. In future months, the interest expense will decrease as a result of $3.4 million in principal repayments made in January and February 2003. This decrease will be partially offset by the issue of an additional $2.0 million in convertible debentures pursuant to the amendment to our banking agreement (see Notes 1 and 5 to the Financial Statements).

A $2.4 million gain included in the disposal of subsidiaries is a result of the shutdown of the New York agency (as described in note 3 to the Financial Statements) has been recognized. In addition, we recognized a foreign exchange gain of $841,081, which has been reflected as a reduction in our general and administrative expenses. As a result of the closure of Sage, and the sale of Devlin, a loss of ($114,684) has been recorded.

In the first half of fiscal 2003, Envoy did not incur any restructuring costs. In first half of fiscal 2002, we incurred $8.0 million in restructuring costs and unusual item.

In fiscal 2003, the Company adopted the new provisions of the Canadian Institute of Chartered Accountants (“CICA”), Handbook Section 1581, and “Business Combinations”. All business combinations are accounted for using the purchase method of accounting. Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001 was not amortized and is subject to impairment testing. As a result of this new pronouncement, there is a $12,098 charge of amortization of intangible asset, but no goodwill amortization expense or write-down was incurred. In 2002, Envoy amortized $1.8 million and wrote down a further $28.4 million of goodwill.

Net earnings (loss):

As a result of the foregoing factors, we had net income of $790,199 for the six months ended March 31, 2003, compared to a net loss of ($37.6) million for the six months ended March 31, 2002.

Per share amounts:

Basic and fully diluted net income per share of $0.04 (2002 ($1.80)).

Basic and fully diluted net income per share before goodwill amortization of $0.04 (2002 ($0.36)).

CASH FLOWS

Net cash used in operating activities before non-cash working capital balances was ($657,271) for the six months ended March 31, 2003 and ($7.3) million for the six months ended March 31, 2002. The improvement in net cash provided by operating activities was due to the disposal of subsidiaries, the timing of large media payments and cash receipts from quarter to quarter, increased earnings and improved operating performance, as discussed above.

Net cash used in financing activities was ($2.9) million for the six months ended March 31, 2003, and ($263,874) for the six months ended March 31, 2002. The increase in the usage of cash is primarily due to paying down additional debt of $3.6 million in the six months ending March 31, 2003, compared to $1.6 million in the six months ending March 31, 2002. In accordance with our amended banking arrangements, additional debt repayments were made subsequent to March 31, 2003 (see Note 2A to the Financial Statements).

Net cash used in investing activities was ($1.5) million for the six months ended March 31, 2003 and ($855,571) for the six months ended March 31, 2002. The decrease in investing activities is primarily due to the shutdown of our New York agency. Offsetting this decrease are lower purchases of fixed assets of $418,832.

Quarterly Information

For the three months ended	March 31, 2003	December 31, 2002

Adjusted EBITDA	$634,124	$543,451
Interest expense	(801,654)	(692,459)
Provision for income taxes	(122,562)	122,562
Depreciation and amortization	(590,184)	(575,202)
Restructuring costs and unusual item	—	—
Gain on disposal of subsidiaries	2,272,123	—

Net income (loss)	$1,391,847	($601,648)

For the three months ended	March 31, 2002	December 31, 2001

Adjusted EBITDA	($2,542,265)	($251,853)
Interest expense	(150,119)	(190,564)
Provision for income taxes	4,666,213	540,792
Depreciation and amortization	(30,141,714)	(1,542,355)
Restructuring costs and unusual item	(7,638,442)	(386,000)

Net loss	($35,806,327)	($1,829,980)

Three months ended March 31, 2003 compared with three months ended March 31, 2002

Net revenue: Net revenue for the three months ended March 31, 2003 was $9.0 million compared to $14.3 million for the three months ended March 31, 2002, representing a decrease of $5.2 million or 37%.

Approximately $2.5 million of the decrease is related to a decline in revenues from our technology business. Both of our technology companies were disposed in the first quarter of fiscal 2003.

Net revenue from marketing has also decreased by approximately $1.8 million. Of this, amount, a decrease in revenue from our New York agency was down approximately $1.6 million.

Net revenue from consumer and retail branding services decreased approximately $620,000 from $7.8 million to $7.1 million. Approximately $800,000 of this decrease relates to the closing of certain unprofitable parts of the design business during fiscal 2002, including our operations in Sweden, Boston and New York. The revenues from the remaining business have increased in 2003 by approximately $180,000.

Operating expenses: Operating expenses for the three months ended March 31, 2003 were $8.4 million, compared to $16.8 million for the three months ended March 31, 2002. This represents a decrease of $8.4 million or 50%. The decline in operating expenses is the result of the restructuring plan implemented in fiscal 2002, the disposal of subsidiaries, and continued efforts by management to reduce costs.

Salaries and benefits expenses for the three months ended March 31, 2003 were $6.9 million, compared to $12.0 million for the three months ended March 31, 2002, representing a decrease of $5.0 million or 42%. This represents an annualized reduction of approximately $20 million resulting from our restructuring and the disposal of various businesses. Salaries and benefits are being closely monitored to better match our expected revenues with labour costs.

General and administrative expenses for the three months ended March 31, 2003 were $671,222, compared to $3.7 million for the three months ended March 31, 2002, representing a decrease of $3.0 million or 82%. Included in general and administrative expenses is a foreign exchange gain of $623,047. This gain is made of up of an exchange loss from operations of ($218,034) and the recognition of deferred foreign exchange gains of $841,081 from the closure of our New York agency. Excluding the foreign exchange gain relating to the sale of our New York agency, general and administrative expenses declined by 59%. The Company has been making significant efforts to reduce expenses prudently and making expenditures that will add revenue and improve efficiencies.

Occupancy costs for the three months ended March 31, 2003 were $795,226 compared to $1.2 million for the three months ended March 31, 2002. This decrease is a result of the abandonment of redundant office space in both New York and Toronto, and we will continue to see additional reductions in occupancy costs for the remainder of this year. We expect our annual occupancy expense going forward to be approximately $2.8 million, compared to the $4.7 million incurred in fiscal 2002.

Adjusted EBITDA: For the three months ended March 31, 2003, we had Adjusted EBITDA of $634,124 compared to Adjusted EBITDA of ($2.5) million for the three months ended March 31, 2002. See six month commentary above on adjusted EBITDA.

Other items: Depreciation expense for the three months ended March 31, 2003 was $584,135 compared to $759,811 for the three months ended March 31, 2002.

Interest charges for the three months ended March 31, 2003 were $801,654 compared to $150,119 for the three months ended March 31, 2002. As described in Note 2B to the consolidated financial statements, the increase in interest expense is due to a number of factors, as described in the six month commentary above.

A $2.4 million gain included in the disposal of subsidiaries is a result of the shutdown of the New York agency as described in note 3 to the Financial Statements has been recognized. In addition, we recognized a foreign exchange gain of $841,081, which has been reflected as a reduction in our general and administrative expenses. As a result of the closure of Sage, and the sale of Devlin a loss of ($114,684) has been recorded.

In the first half of fiscal 2003, Envoy did not incur any restructuring costs. In the first half of fiscal 2002, we incurred $7.6 million in restructuring costs and unusual items.

In fiscal 2003, the Company has adopted the new provisions of the CICA, Handbook Section 1581, and “Business Combinations”. All business combinations are accounted for using the purchase method of accounting. Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001 was not amortized and is subject to impairment testing. As a result of this new pronouncement, there is a $6,049 charge of amortization of intangible asset, but no goodwill amortization expense or write-down was incurred. In 2002, Envoy amortized $1.0 million and wrote down a further $28.4 million of goodwill.

Net earnings (loss):

As a result of the foregoing factors, we had net income of $1.4 million for the three months ended March 31, 2003, compared to net loss of ($35.8) million for the three months ended March 31, 2002.

Per share amounts:

Basic and fully diluted net income per share of $0.07 (2002 ($1.71)). Basic and fully diluted net income per share before goodwill amortization of $0.07 (2002 ($0.31)).

CASH FLOWS

Net cash provided by (used in) operating activities before any increase/decrease in non-cash operating working capital was ($530,002) for the three months ended March 31, 2003 and ($6.3) million for the three months ended March 31, 2002. The improvement in net cash provided by operating activities was due to the disposal of subsidiaries, the timing of large media payments and cash receipts from quarter to quarter, increased earnings and improved operating performance discussed above.

Net cash used in financing activities was ($2.9) million for the three months ended March 31, 2003, and ($105,204) for the three months ended March 31, 2002. The additional usage of cash came from debt payments of $3.2 million made in the second quarter of 2003.

Net cash used in investing activities was ($1.6) million for the three months ended March 31, 2003 and ($543,865) for the three months ended March 31, 2002. The decrease in investing activities is primarily due to the shut down of our New York agency.